Exhibit T3A.27

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:09 PM 05/09/2005
FILED 07:03 PM 05/09/2005
SRV 050376463 — 0765417 FILE
CERTIFICATE OF FORMATION
OF
CIT REALTY LLC
     1. The name of the limited liability company is CIT Realty LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     3. The limited liability company is to have perpetual existence.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CIT Realty LLC this 9th day of May, 2005.

/s/ Eric S. Mandelbaum

Eric S. Mandelbaum, Authorized Person